K&L GATES LLP HEARST TOWER, 47TH FLOOR 214 NORTH TRYON STREET CHARLOTTE, NC 28202 T +1 704 331 7400 F +1 704 331 7598 klgates.com

January 26, 2017

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Attn:
Amanda Ravitz
Re:
ENDRA Life Sciences Inc.

Amendment No. 7 to Registration Statement on Form S-1

Filed January 26, 2017

File No. 333-214724

Dear Ms. Ravitz:
On behalf of ENDRA Life Sciences Inc. (the “Company”), we submit this letter providing a response to the verbal comments communicated by the Staff of the Securities and Exchange Commission (the “Staff”) on January 25, 2017 with respect to the Company’s amended registration statement on Form S-1 (File No. 333-214724) (the “Registration Statement”). Simultaneously with the filing of this letter, the Company is filing by EDGAR amendment no. 7 to the Registration Statement (the “Registration Statement Amendment”) responding to the Staff’s comments. Below we have noted the Staff’s comments in bold face type and the Company’s responses in regular type.
1.
When presenting preliminary revenue for the quarter and year ended December 31, 2016 please consider including additional financial information, such as net loss, to provide a fuller picture of the results for the period.
Additional disclosure responding to this comment has been added on pages 1, 4, 38, 41 and 42 of the Registration Statement Amendment.
2.
The discussion in the section “Certain Relationships and Related Transactions, and Director Independence” should cover transactions that occurred during 2016.
Additional disclosure responding to this comment has been added on page 72 of the Registration Statement Amendment.
3.
Please be consistent when discussing the status of the listing of the various securities covered by the Registration.
Revised disclosure responding to this comment has been included on the cover page and pages 6 and 81 of the Registration Statement Amendment

U.S. Securities and Exchange Commission
January 26, 2017

4.
Please review the figures on page F-11 under “Statement of Operations - For the Year Ended December 31, 2015” in the column “Restatement Adjustments” for each of “Cost of good sold,” “General and administrative” and “Depreciation and amortization” as it appears such figures should add up to equal the “Net loss” figure that is presented, but they do not.
The Company has confirmed that such figures are correct and do not add up to the “Net loss” figure that is presented because “Net loss” includes some other items that are not presented. To avoid confusion, the solid line that suggests such figures should sum has been deleted.
We appreciate your time and attention to the Company’s responses to the Staff’s comments. Should you have any questions, please call me at (704) 331-7440.
Very truly yours,

/s/ Mark R. Busch

Mark R. Busch

cc:
Francois Michelon, Chief Executive Officer

Michael Thornton, Chief Technology Officer

David Wells, Chief Financial Officer (Interim)